

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2012

Via E-mail
Michael Hinshaw
President
Touchpoint Metrics, Inc.
201 Spear Street, Suite 1100
San Francisco, CA 94105

> **Re:** **Touchpoint Metrics, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 31, 2012**
> **File No. 333-180914**

Dear Mr. Hinshaw:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.  Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:
    - Describe how and when a company may lose emerging growth company status;
    - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
    - State your election under Section 107(b) of the JOBS Act:
        o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
        o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor

explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a smaller reporting company.

2.      Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.      Your filing should avoid the used of specialized vocabulary such as acronyms. Please replace acronyms such as PPC, SEO, and SFA with concise, readily understandable phrases that describe the concepts you seek to convey by using the acronyms.

4.      You state that the offering price will vary if your common stock is quoted on the Bulletin Board or "another exchange." Please revise to remove the implication that the Bulletin Board is an exchange. In addition, reconcile the your disclosure regarding listing on "another exchange" with page 35, where you state that you are seeking inclusion of your stock on the Bulletin Board and, consistent with your disclosure on page 9, clarify the pricing on privately negotiated transactions.

Summary of Our Offering

Our business, page 5

5.      Please revise this section to describe clearly and concisely the technology products you have developed and are marketing. Also briefly describe the services you have provided. Briefly explain the concept of customer experience management and explain how your current products improve the customer experience management capabilities of your customers. Finally, briefly discuss the nature and status of the product development activities to which you refer.

6.      In the Income Statement table on page 5, please disclose and include appropriate disclosure of the source of revenues, given your change in business focus.

Risk Factors

General

7.      We note that you do not disclose risks related to the industry in which you have or propose to conduct business.  Generally, risk factor disclosure will cover risks related to the relevant industries, the company, and the investment.  Please tell us what consideration you gave to these three risk factor categories when drafting this section of your document.  Refer to the section titled "Risk Factor Guidance" in Updated Staff Legal Bulletin No. 7 (June 7, 1999).

8.      Please include a risk factor that highlights the status of your Touchpoint product, including that it is your primary focus but is not fully developed, the uncertainty regarding an anticipated launch date, the need for additional development expenses, and the lack of a market history.

9.      Please add a risk factor that addresses your lack of liquidity, that you only have sufficient cash to satisfy your needs until December 31, 2012, and describe the resultant risks.

10.     Please add a separate risk factor to highlight that your common stock will not be registered under the Exchange Act and discuss the material consequences to investors, such as the potential effect of the automatic reporting suspension under section 15(d) of the Exchange Act.

11.     Please include a risk factor that highlights the inapplicability of the proxy rules, section 16 of the Exchange Act, beneficial ownership reporting under Regulation 13D-G, and exclusion from most tender offer regulation.

12.     It appears that sales are concentrated among a small number of clients, as you disclose on page 48.  Please add an appropriate risk factor that discusses in quantitative terms your dependence on a few major customers, the risks you face from losing one of your large clients, and its potential effect on your revenues.  Also provide a brief description of the nature of any contractual arrangements in the most recent fiscal and interim period with such principal customers, and file any such agreements as exhibits.

1.  We have losses that we expect to continue…, page 6

13.     Please tell us why your ability to achieve and maintain profitability and positive cash flow depends on the completion of this offering, given that you are not receiving any offering proceeds.  In addition, revise this risk factor to include the going concern limitation on page F-27, including an explanation of the reasons for and effects of the language.

3.  We do not own any patents…, page 6

14.     Please revise the caption of this risk factor to adequately describe the risk that results from the lack of patent ownership.

Plan of Distribution; Terms of Offering, page 9

15.     Refer to the carryover sentence at the bottom of page 9.  Please clarify the nature of the contemplated arrangement to sell shares through broker-dealers.  In this regard, please confirm your understanding that any disposition of shares pursuant to such an arrangement or another arrangement that is not a customary brokerage transaction may represent a material change in the plan of distribution that would require a post-effective amendment, in accordance with the undertakings in Item 17 of your Form S-1.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 15

16.     Regarding your reliance on significant clients that you disclose on page 48, please tell us what consideration you gave to a discussion in this section of the effect on your revenues of changes in your significant clients in the periods you discuss, such as through the addition or loss of a significant client.

17.     Please revise your disclosures to explain in greater detail why your consulting services increased and creative and production services and research services decreased as a result of a shift away from your implementation oriented strategy.

18.     Please consider providing a tabular comparison of your results of operations, which includes revenue and expense line items and percentage changes as well as other information determined by your company to be useful.

Liquidity and Capital Resources, page 17

19.     Please disclose the material terms of the notes issued to Bard Holland and McLellan Investment Corporation that you mention in the notes to your financial statements.  Also file all related agreements as exhibits or tell us why you concluded the agreements are not required to be filed.

20.     Your disclosures indicate that you believe your available cash and cash equivalents as well as significant reliance on revenues generated from ongoing operations will be sufficient to satisfy your needs for the year ending December 31, 2012.  Please revise your disclosures to indicate whether your available funds and funds generated through your operations will be sufficient to meet your anticipated needs for the next twelve months or describe the minimum period of time that you will be able to conduct planned

operations using currently available capital resources. We refer you to Section IV of SEC Interpretive Release 33-8350. Please also disclose your plans for additional financing and any steps that you have taken in this regard. Finally, disclose alternatives should you be unable to secure additional financing.

21. Your disclosures appear to be a mere recitation of the changes and other information evident from your financial statements. Please revise your disclosures to focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. As an example, please consider revising to disclose the day's sales outstanding ("DSO") at each balance sheet date and the impact it has on your cash flows. We refer you to Section IV.B of SEC Interpretive Release No. 33-8350.

Cash Flow

Operating Activities, page 18

22. We note that your accounts payables increased for the quarterly period ended March 31, 2012. Please provide a discussion of the reason for this change. Refer to Instruction 4 of Item 303(a) in Regulation S-K.

23. Please clarify the penultimate sentence in this section to indicate any other sources of cash. We note from your cash flow statement that you did not generate cash from operations in the quarter ended March 31, 2012 or the last two fiscal years.

Business

Industry Background, page 20

24. Please provide us with support for statements that you make in this section, including that:
   - "Companies continue to invest in these three areas, resulting in an approximate combined year over year growth rate for these industries of about 10%";
   - "[I]n spite of heavy investments by companies, they do not appear to dramatically improve key metrics such as customer satisfaction";
   - "[W]hile CRM spending has increased to an estimated $15B…there is little or no correlation between these CRM investment and increase customer satisfaction";
   - CEM "is now recognized as the best way to solve [customer relationship] problems"; and
   - "It is estimated that a significant portion of the Digital Universe will be centrally hosted, managed, or stored in public or private repositories…by 2020."

   In addition, provide support for your claim of leadership in the first sentence of the immediately following section.

25.     Refer to the last paragraph in this section.  Please tell us whether the information you obtained from "leading independent business analysts" was prepared for your company or for the offering.   Also, provide us with supplemental copies of the sources of information that you cite and from which the data in the prospectus is extracted.  Please also mark the supplementally supplied materials to designate the portions you rely upon in making the statements in the prospectus.  Finally, please tell us your basis for the conclusion that these are "leading" analysts and consider providing disclosure of the basis for that claim in your document.

Our Strategy, page 21

26.     Please provide a discussion of the reasons for the change in your business and explain the business reasons for the decrease in revenues that preceded the change in strategy.  In your revisions, disclose the market and other factors that led you to change the focus of your business.

Our Products and Services, page 22

27.     A large part of the disclosure in this section relates to your planned products.  Please expand your disclosure regarding the types of professional and software-enabled services that you currently offer and the material features of these services.

28.     You state on page 12 that the product launch of Touchpoint Mapping on-demand is anticipated to occur in the third or fourth quarter of 2012.  Please disclose in this section what the product launch consists of.  In addition, disclose:
- The current stage of development of your Touchpoint Mapping product(s);
- The steps and obstacles that remain for the product(s) to launch; and
- The significant features of the product(s), including how they "can help companies impact experience by measuring the customers' perspective, as well as how well their wants and needs are being met," as you disclose in the first paragraph on page 22.

29.     We note your disclosure on page 48 regarding your ownership of Petro Portfolio, Ltd.  Please provide a description of the ownership interest and the reason for holding this asset, including the basis for your statement that you "will recognize income streams in excess of $100,000 annually."

Management

Background of Officers and Directors, page 24

30.     Please disclose Ms. Garnot's business experience for the past five years.  In addition, provide the disclosure regarding the specific experience, qualification, attributes or skills

that led to the conclusion that each director should serve as a director. Refer to Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 27

31.     Please provide a narrative discussion disclosing the material terms of your executive officers' employment agreements, including Lynn Davidson's annual salary. In this regard, we note that she joined Touchpoint in February 2011. Also, file as exhibits all employment agreements required to be filed in accordance with Item 601(b)(10) of Regulation S-K.

32.     On page 46 you disclose the grant of an option to purchase 300,000 shares. Please tell us why the option grant is not disclosed in your Officer Compensation Table on page 27. To the extent that you revise your table to include this grant, please note the requirement under to Item 402(n)(2)(v) and (vi) of Regulation S-K when computing the fair value of the option awards.

Principal and Selling Shareholders, page 28

33.     Please clarify your disclosures on page 29 that indicate there are no options or warrants to purchase your common stock. In this respect, your disclosures on page F-22 indicate that you entered into two option commitment agreements during 2011.

Future Sales of Existing Shareholders, page 29

34.     It is unclear how the second paragraph in this section applies in the context of this offering or why it is of significance to a prospective investor. Please advise or revise.

Selling Stockholders, page 29

35.     Please tell us whether any legal entities that are selling security holders are broker-dealers or affiliate of broker-dealers.

Certain Transactions, page 37

36.     Please provide the disclosure required by Item 404 of Regulation S-K for the loan by Mr. Holland, who was an 8.09% shareholder. In this regard, we note that he was a security holder covered by Item 403(a) when the transaction took place.

37.     Refer to the second paragraph in this section. Please disclose the nature of the interest that you acquired and what you mean by "rights and ownership" in Petro Portfolio, Ltd. Also disclose the percentage interests that you and IREMCO hold in Petro Portfolio. Finally, to the extent that you have any material commitments as a result of your interest in Petro Portfolio, please disclose and file any related agreements.

Financial Statements for the Year Ended December 31, 2011

Independent Auditor's Report, page F-13

38.     Please explain why the accountant's report is labeled as "Independent Auditor's Report."
        In this respect, the accountant's report should be properly identified as "Report of the
        Independent Registered Public Accounting Firm." We refer you to AU 508. Please
        revise accordingly.

39.     We note from your disclosures on page F-27 that the accompanying financial statements
        have been prepared assuming you will continue as a going concern. Tell us how your
        independent auditors considered AU 341 when evaluating whether there was substantial
        doubt about the company's ability to continue as a going concern and how they
        concluded that an explanatory paragraph regarding the company's ability to continue as a
        going concern was not considered necessary.

Balance Sheet, page F-14

40.     Tell us your consideration of separately stating on the face of the balance sheet, the
        number of shares authorized, shares issued and shares outstanding.

Income Statement, page F-15

41.     Please tell us how you allocate expenses to cost of goods sold including labor, services
        and products & other. Explain how you allocate operating expenses to contract services
        and salaries and wages. Tell us your consideration of including a presentation for cost of
        goods sold that is similar to your revenue presentation (i.e. consulting services, creative
        & production services, research and products & other).

42.     Explain why on the face of the income statement you present $0.00 for basic and diluted
        earnings per share for the year ended December 31, 2010. In this respect, your
        disclosures on page F-26 indicate that basic and diluted earnings per share were $0.03 as
        of December 31, 2010.

Notes to the Financial Statements

Note 2. Significant Accounting Policies

Disclosures About Fair Value of Assets and Liabilities, page F-20

43.     Please note that the FASB Standards Codification became effective on July 1, 2009 and
        as a result, all non-SEC accounting and financial reporting standards have been
        superseded. Please revise any references to accounting standards accordingly.

Revenues and Expenses, page F-21

44.     We note from your disclosures on page 12 that your typical consulting, creative and production and research services contracts are either fixed price/fixed scope or, less frequently, billed on a time-and-materials basis.  Please revise your disclosures to explain how you measure revenue for fixed price and time-and-materials contracts.  Your disclosures should also explain how progress is measured and identify the types of project milestones and explain how the milestones relate to substantive performance and revenue recognition events.  As part of your response, identify the accounting literature used to recognize and measure revenue for each of these contracts and indicate why each contract type is within the scope of the literature being applied.

45.     Clarify your disclosures that indicate revenue from production and product sales are recognized as incurred by the client.  Explain how you determined that other revenue earned from production and product sales is incidental to your consultation and research services.  As part of your response, tell us how you considered each of the indicators in ASC 985-605-15-3(c).

46.     We note from your disclosures that revenues have been traditionally derived from consultation services, research services, production services and products.  We further note that you are adding SaaS (Software as a Service) that includes nonrefundable set-up fees, subscription fees, professional services and consulting fees related to implementation, customization, configuration, training and other value-added services.  Tell us how you account for each of the multiple elements in these arrangements and whether they qualify as separate units of accounting.   Explain whether the delivered item or items have value to the customer on a standalone basis.  Clarify how you determine fair value for each element in these arrangements.  We refer you to ASC 605-25-25-1 through 6 and ASC 605-25-50.

47.     Please explain why you believe it is appropriate to recognize the nonrefundable set-up fees upon completion of the set-up process.  We refer you to SAB Topic 13(A)(3)(f).

Note 3.  Property and Improvements, page F-22

48.     Please clarify the nature of your capitalized software design and development costs.  Explain why your disclosures on page 14 indicate that you have not capitalized any software development costs.

Note 6.  Accounts Receivable, page F-23

49.     Please clarify your disclosures that indicate there are no accounts receivable balances that exceed 30 days.  In this respect, the disclosures in your table appear to indicate that there are accounts receivable balances in excess of 30 days.

50. We note from your disclosures that your sales are concentrated among a few large clients. Please revise your disclosures to separately disclose the total amount of revenues from each customer that represents 10% or more of your total revenues. We refer you to ASC 280-10-50-42.

Note 7. Other Assets, page F-24

51. Describe the nature of your Petro Portfolio Investment in greater detail and tell us whether you own an equity interest. Explain how you considered the guidance in ASC 845-10-30 in determining the appropriate basis to record for your Petro Portfolio Investment.

52. Clarify why you do not believe the decline in subscriber membership and decision to restrict continued expense and effort are not indicators of impairment. Provide us with your impairment analysis. As part of your response, cite the accounting guidance that you relied upon to test the Petro Portfolio Investment for impairment.

Note 10. Long-Term Debt, page F-25

53. Please clarify whether your long-term debt instruments contain any conversion features. Explain why you did not provide your long-term debt agreements as exhibits since they appear to represent material contracts. We refer you to Item 601(b) of Regulation S-K.

Note 15. Related Party Transactions, page F-27

54. Please revise to separately disclose related party transactions on the face of your financial statements. We refer you to ASC 850-10-50.

Signatures, page 70

55. Please revise the first paragraph so that it conforms to the language set forth in Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or, Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3462 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief—Legal

cc: Via E-mail
Conrad C. Lysiak, Esq.
The Law Office of Conrad C. Lysiak, P.S.